EXHIBIT 12.3
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Three months ended
		Year ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
Earnings:
Pretax income from continuing operations before income or loss
from equity investees, noncontrolling interests and preferred dividends	$284	$557	$493	$558	$472	$481
Add:
Combined fixed charges and preference security dividends for purpose of
ratio (from below)	31	122	115	99	81	79
Amortization of capitalized interest(1)	—	—	—	—	—	—
Less:
Interest capitalized	—	1	1	1	1	1
Preference security dividend requirements(2)	—	2	2	2	2	2
Total earnings for purpose of ratio	$315	$676	$605	$654	$550	$557

Fixed charges:
Interest expensed and capitalized and amortization of premiums, discounts
and capitalized expenses related to indebtedness(1)	$30	$118	$111	$96	$77	$76
Estimate of interest within rental expense	1	2	2	1	2	1
Total fixed charges	31	120	113	97	79	77
Preference security dividend requirements(2)	—	2	2	2	2	2
Combined fixed charges and preference security dividends for purpose of ratio	$31	$122	$115	$99	$81	$79

Ratio of earnings to fixed charges	10.16	5.63	5.35	6.74	6.96	7.23

Ratio of earnings to combined fixed charges and preference security dividends	10.16	5.54	5.26	6.61	6.79	7.05

(1)
In computing this ratio, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not add amortization of capitalized interest in determining Earnings or reduce Fixed Charges by allowance for funds used during construction.

(2)	In computing this ratio, “Preference security dividend requirements” represents the pretax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.